United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of April 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on March 31, 2022

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				151,466,621	2.95%	2.95%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	J.P. Morgan CCVM SA	Buy	02/25/22	640,400	89.02811	57,013,600.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	03/03/22	1,526,200	100.32122	153,110,249.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	03/04/22	1,409,300	100.37561	141,459,347.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	03/07/22	1,725,000	104.93114	181,006,210.00
Shares	VALE3	-	Executive Compensation Program	03/08/22	904,353	-	-
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	03/09/22	2,175,000	93.64038	203,667,824.00
Shares	VALE3	-	Cancellation of Shares as approved in Minutes of the Board of Directors´s Meeting held on Feb 24, 2022	03/09/22	133,418,347	-	-
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	03/10/22	1,655,300	95.71017	158,429,046.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	03/11/22	1,573,800	97.58958	153,586,485.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	03/14/22	3,619,100	92.00317	332,968,670.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	03/15/22	2,890,500	88.58060	256,042,228.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	03/16/22	4,211,500	91.16399	383,937,143.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	03/17/22	2,814,700	93.85117	264,162,881.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	03/18/22	2,854,700	94.96792	271,104,917.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	03/21/22	1,267,100	98.47476	124,777,368.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	03/22/22	1,319,500	96.91331	127,877,118.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	03/23/22	1,200,000	97.42414	116,908,969.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	03/24/22	869,500	96.62449	84,014,997.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	03/25/22	1,194,100	95.60345	114,160,085.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/28/22	1,025,100	95.09419	97,481,056.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/29/22	898,500	94.18811	84,628,013.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				52,013,221	1.04%	1.04%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 08, 2022		Head of Investor Relations